SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.

WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000

FAX: (202) 393-5760

www.skadden.com

December 6, 2006

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:	H. Christopher Owings
Assistant Director

RE:	Spectra Energy Corp (formerly known as Gas SpinCo, Inc.)
Amendment No. 2 to Registration Statement on Form 10 Filed
November 16, 2006 Commission File No. 1-33007

Dear Mr. Owings:

On behalf of Spectra Energy Corp (the “Company”), we are hereby responding to comments by the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated December 1, 2006 (the “Comment Letter”), in connection with Amendment No. 2 to the above-captioned registration statement (as so amended, the “Registration Statement”). Page references contained in this response are to the form of information statement (the “Information Statement”) included in Amendment No. 3 to the Registration Statement, which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response.

General

1.	Please revise throughout the document to update the status of the IRS private letter ruling.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 11-12, 28, 38-39.

H. Christopher Owings

United States Securities and Exchange Commission

December 6, 2006

Security Ownership of Certain Beneficial Owners and Management, page 189

2.	Please update the beneficial ownership table as of the latest practicable date. In the first table, please revise to include the principal stockholders of Duke Energy and disclose the total number of shares outstanding for Duke Energy. For ease of understanding, please also revise to include appropriate headings to clarify that the first table reflects the beneficial ownership information for Duke Energy and that the second table reflects the beneficial ownership information for Spectra after the distribution.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 190-191.

*            *            *

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (202) 371-7535 or J.A. Glaccum at (202) 371-7247.

Very truly yours,

/s/ Jeremy D. London

Jeremy D. London, Esq.

cc:	Fred J. Fowler
P. Gifford Carter, Esq.
J.A. Glaccum, Esq.

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